UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2021
Commission File Number: 1-37611

__________________________

Pyxis Tankers Inc.
59 K. Karamanli Street Maroussi 15125 Greece
+30 210 638 0200
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

On February 17, 2021, Pyxis Tankers Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which the Company, in a private placement, agreed to issue and sell to the Investors an aggregate of 14,285,715 shares of common stock (“Common Stock”) of the Company, par value $0.001, at a price per share of $1.75 (the “Private Placement”).  As of February 24, 2021, there were 36,792,055 issued and outstanding shares of the Company’s common stock following closing of this transaction.

As a condition of the Purchase Agreement, the Company, each of the Company’s directors and executive officers entered into lock-up agreements (the “Lock Up Agreements”) pursuant to which they may not (subject to certain limited exceptions), among other things, offer or sell Common Stock until 60 days after Effective Date (as defined therein).

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated February 17, 2021 (the “Registration Rights Agreement”) with the Investors. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to prepare and file with the Securities and Exchange Commission a registration statement to register for resale the Registrable Securities (as defined therein).

The foregoing descriptions of the material terms of the Purchase Agreement, Lock Up Agreements and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, Form of Lock Up Agreement and Registration Rights Agreement, which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

On February 24, 2021, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Exhibit Number	Document

10.1	Securities Purchase Agreement, dated February 17, 2021, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

10.2	Form of Lock Up Agreement

10.3	Registration Rights Agreement, dated February 17, 2021, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

99.1	Press Release, dated February 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: February 24, 2021

Exhibit Index

Exhibit Number	Document

10.1	Securities Purchase Agreement, dated February 17, 2021, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

10.2	Form of Lock Up Agreement

10.3	Registration Rights Agreement, dated February 17, 2021, among Pyxis Tankers Inc. and the purchasers identified on the signature pages thereto

99.1	Press Release, dated February 24, 2021